SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 28, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Closing of Note Offering; Expiration of Tender Offer Consent Solicitation and Consent Payment
     On January 28, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) announced that it and Navios Maritime Finance II (US) Inc., its wholly owned finance subsidiary (“NMF” and, together with Navios Holdings, the “Co-Issuers”) had completed the sale of $350.0 million aggregate principal amount of 8 1/8% Senior Notes due 2019 (the “Notes”). A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     Interest on the Notes will be payable on February 15 and August 15 of each year, beginning August 15, 2011. The Notes will mature on February 15, 2019. On or after February 15, 2015, the Co-Issuers may redeem some or all of the Notes at the redemption prices set forth in the indenture related to the Notes. In addition, before February 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more equity offerings so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding. The Co-Issuers may redeem some or all of the Notes at any time before February 15, 2015, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date and a “make-whole” premium described in the indenture. If the Co-Issuers undergo a change of control or sell certain of their assets, the Co-Issuers may be required to offer to purchase Notes from holders.
     The Notes are the senior unsecured obligations of the Co-Issuers and will rank equal in right of payment to all of their existing and future senior unsecured indebtedness, and will rank senior in right of payment to all of the Co-Issuers’ existing and future subordinated indebtedness. On the issue date of the Notes, each of Navios Holdings’ direct and indirect subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C., will guarantee the Notes on an unsecured senior basis. The Notes and the guarantees will be effectively subordinated to the Co-Issuers’ existing and future secured indebtedness and that of the guarantors to the extent of the assets securing such indebtedness. The Notes will also be effectively subordinated to the obligations of any existing or future non-guarantor subsidiary. The indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the indenture, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.
     In addition, the Co-Issuers and the guarantors have entered into a Registration Rights Agreement dated as of January 28, 2011, with the parties identified therein, which agreement is attached hereto as Exhibit 10.1, and is incorporated herein by reference. Under the Registration Rights Agreement, the Co-Issuers and the guarantors have agreed to: (a) prepare and file a registration statement on or before June 27, 2011 enabling the holders of the Notes to exchange the privately placed Notes for publicly registered notes with substantially identical terms (other than provisions with respect to payment of additional interest upon a registration default); (b) use their commercially reasonable efforts to have such registration statement declared effective not later than 210 days after January 28, 2011; (c) use their commercially reasonable efforts to keep the exchange offer registration statement effective until the closing of the exchange offer; (d) use their commercially reasonable efforts to complete the exchange offer no later than 255 days after January 28, 2011; and (e) file a shelf registration statement for the resale of the Notes if the Co-Issuers and the guarantors cannot effect an exchange offer within the time periods listed above and in other circumstances.
     In addition, on January 28, 2011, Navios Holdings announced that the consent payment deadline under its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 9 1/2% Senior Notes due 2014 (the “2014 Notes”) and consent solicitation to eliminate substantially all of the restrictive covenants and eliminate or modify certain events of default and make other changes to provisions contained in the indenture governing the 2014 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”) had expired. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     On January 28, 2011, Navios Holdings accepted for payment, and paid for, all 2014 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $274,991,000 in aggregate principal amount (representing approximately 91.66%) of outstanding 2014 Notes. Pursuant to the Consent Solicitation, Navios Holdings received the requisite consents to amend, and has executed a supplemental indenture to, the indenture governing the 2014 Notes. After the purchase by Navios Holdings of all 2014 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $25,009,000 in aggregate principal amount of 2014 Notes remains outstanding.
     Any 2014 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,021.25 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2014 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 8:00 a.m., New York City time, on February 11, 2011, unless extended by Navios Holdings (the “Expiration Time”). Other than as required by applicable law, tendered 2014 Notes may not be withdrawn. Navios Holdings currently expects to have a final payment date promptly following the Expiration Time for any 2014 Notes tendered after the consent payment deadline. Navios Holdings also announced that it will redeem for cash, on February 28, 2011, all 2014 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,047.50 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including, that redemption date. An official notice of redemption will be distributed to holders of the 2014 Notes commencing on January 28, 2011.
      In addition, on January 28, 2011, Navios Holdings entered into a Thirty-Second Supplemental Indenture relating to the indenture dated as of December 18, 2006 providing for the issuance of the 2014 Notes (the “2014 Notes Indenture”). The Thirty-Second Supplemental Indenture was entered into to eliminate substantially all of the restrictive covenants and modify or eliminate certain events of default contained in the 2014 Notes Indenture pursuant to the Offer. A Copy of the Thirty-Second Supplemental Indenture is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into Navios Holdings’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 1, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Indenture dated January 28, 2011.
10.1	Registration Rights Agreement dated January 28, 2011.
10.2	Thirty-Second Supplemental Indenture dated as of January 28, 2011.
99.1	Press Release dated January 28, 2011.
99.2	Press Release dated January 28, 2011.